

October 17, 2011

Via E-Mail
Keith J. Ebling, Esquire
Executive Vice President and General Counsel
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121

> **Re:** **Aristotle Holding, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 6, 2011**
> **File No. 333-177187**

Dear Mr. Ebling:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences

Tax Consequences of the Mergers Generally, page 139

1. You disclose on page 139 of your prospectus:

    > Express Scripts and Medco intend that the Express Scripts merger and the Medco merger, taken together, be treated as an exchange described in Section 351 of the Code. It is a condition to Medco's obligation to complete the Medco merger that Medco receive a written opinion of its counsel, Sullivan & Cromwell, to the effect that the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code. It is a condition to Express Scripts' obligation to complete the Express Scripts merger that New Express Scripts receive an opinion of its counsel, Skadden, to the effect that the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code.

In addition, on page 140 of your prospectus, your description of the tax consequences, "assumes that in accordance with the opinions referred to above, the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code." Please revise the disclosure in your prospectus to summarize the opinions of Sullivan & Cromwell and Skadden to be filed as Exhibits 8.1 and 8.2, namely that under current United States federal income tax law, the mergers will be treated as an exchange within the meaning of Section 351 of the Code and the tax consequences of that determination. The disclosure in the opinions and the prospectus must be consistent. Please see Staff Legal Bulletin No. 19 for more information regarding the relevant required disclosure in your prospectus and the appropriate language to be provided in the tax opinions.

2. With regard to Exhibits 5.1, 8.1 and 8.2, please note that final, dated and signed opinions will need to be filed as exhibits to an amended registration statement prior to effectiveness. Please note that your tax opinions should not only opine as to whether the transaction qualifies as an exchange under Section 351, but should also opine as to the material tax consequences of qualifying under Section 351. Please file these exhibits as soon as possible. We may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Kenneth M. Wolff
        Skadden, Arps, Slate, Meagher & Flom LLP